Ecopetrol S.A. obtains authorization from the Financial Superintendence of Colombia to extend the term of its Program for the Issuance and Placement of Domestic Bonds and Commercial Paper

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, “Ecopetrol” or the “Company”) informs that the Financial Superintendence of Colombia, through Resolution 1654 of November 18, 2022, authorized the renewal of the term of the Company's Program for the Issuance and Placement of Domestic Public Debt Bonds and Commercial Paper for an additional five (5) years, until December 22, 2027 (the “Program”).

The first bond issuance under the program was made in August 2013 for an aggregate principal amount of nine hundred billion Colombian pesos (COP 900,000,000,000). Since then, Ecopetrol has not undertaken additional issuances under the Program and as such the remaining amount of the program is two trillion one hundred billion Colombian pesos (COP 2,100,000,000,000). No other amendments were made to the terms and conditions of the Program.

This authorization does not create any commitment or obligation on Ecopetrol to issue debt or commercial paper, nor does it imply that an offering of debt or commercial paper has been launched. Any public offering of debt or commercial paper under the Program will be subject to, among other considerations, favorable market conditions.

In compliance with applicable law, Ecopetrol S.A. will timely inform the market about future issuances it decides to carry out under the Program.

Bogota D.C., December 22, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Maria Catalina Escobar Hoyos

Email: investors@ecopetrol.com.co

Head of Corporate Communications (a)

Juan Guillermo Londoño

Correo electrónico: juan.londono@ecopetrol.com.co